VIA EDGAR

March 11, 2016

Alison White

Securities and Exchange Commission

100 F Street, NE

Washington, DC 20549

Re: JPMorgan Trust IV (the “Trust”); File No. 811-21638 – Pre-Effective Amendment

Dear Ms. White:

This letter is in response to the additional comments you provided with respect to the Trust and its initial two series, the JPMorgan Flexible Credit Long/Short Fund and JPMorgan Ultra-Short Municipal Fund (each, a “Fund” and together, the “Funds”). Our responses to your comments are set forth below.

1. Comment: The Trust’s letter dated February 10, 2016 (the “Response Letter”) indicates that the JPMorgan Flexible Credit Long/Short Fund may use notional amount to value derivatives for purposes of the Fund’s 80% test under Rule 35d-1 (the “80% test”). Please provide the following information with respect to the Fund: (1) Each type of derivative that will be valued using notional value for purposes of the 80% test; (2) the reason why the Fund believes using notional value for these types of investments is appropriate; and (3) an explanation including examples of how the calculation would work for determining compliance with the 80% test. Such examples should specify whether the notional amount is included in both the numerator and the denominator for purposes of the calculation.

Response: The following derivatives will be valued using notional value for purposes of the 80% test: (1) credit default swaps (“CDS”) including credit default swaps on indices or tranches of indices (“CDX”) both when the Fund is buying and selling protection; (2) total return swaps; (3) U.S. government futures; and (4) foreign government futures. Accordingly, as indicated in the Response Letter, the Registrant believes that using notional value is appropriate for these types of derivatives because the notional value reflects the Fund’s actual economic exposure created by such derivatives.

In performing the calculation, the numerator would reflect the notional value of the derivatives specified above. The denominator would reflect the net assets of the fund, plus the amount of borrowings for investment purposes, consistent with the definition of “Assets” in Rule 35d-1(d)(2) and the relevant prospectus disclosure. For example, if the Fund were buying protection under a CDS with a notional value of $440,280 and a mark to market value of $66,137, the notional value of $440,280 would be included in the numerator and the mark to market value of $66,137 would be included in the denominator. Similarly, if the Fund were buying a future on USD with a notional value of $436,816 and a mark to market value of $336,670, $436,816 would be included in the numerator and $336,670 would be included in the denominator for purposes of the 80% test.

2. Comment: The Staff disagrees with the Funds’ response to Comment 31 in the Response Letter and believes that the Funds should look through to affiliated underlying funds.

Response: To the extent that a Fund invests in an affiliated fund (“affiliated underlying fund”) and, to the extent the Fund can determine that the affiliated underlying fund will be concentrated in a particular industry based on the affiliated underlying funds’ Rule 35d-1 policy or concentration policy both as included in the affiliated underlying fund’s registration statement, the Fund will consider the policies of the affiliated underlying fund in determining its own concentration. For example, consistent with Comment 31, if an affiliated underlying fund has a name that requires an 80% test in a particular industry, the Fund would consider 80% of its investment in the affiliated underlying fund will be in that industry; or if an affiliated underlying fund has a concentration policy requiring it to invest at least 25% of its assets in any industry, the Fund will consider that 25% of its investment in the affiliated underlying fund would be in the industry.

3. Comment. Please combine the two policies referenced in Comment 32 of the Response Letter into one policy.

Response: We believe that the two policies should not be combined as they are separate and independent. As indicated in the Response Letter, Policy (2) permits the Funds to acquire securities of other investment companies if permitted by the 1940 Act whereas Policy (3) is required by Section 12 of the 1940 Act in order for the Funds to be eligible for investment by other J.P. Morgan fund of funds under Section 12(d)(1)(g) of the 1940 Act. As a result, the Funds may eliminate or revise one of the policies without impacting the other policy and therefore believe they should continue to be separate policies.

In connection with your review of the Fund’s Pre-Effective Amendment filed by the Trust on December 2, 2015, the undersigned hereby acknowledges on behalf of the Trust that: (1) the Trust is responsible for the adequacy and the accuracy of the disclosure contained in the filings; (2) comments of the staff (“Staff”) of the Securities and Exchange Commission (“SEC”), if any, or changes to disclosure in response to Staff comments, if any, in the filing reviewed by the Staff do not foreclose the SEC from taking any action with respect to the filing made; and (3) the Trust may not assert Staff comments, or lack thereof, as a defense in any proceeding initiated by the SEC under the federal securities laws of the United States.

We hope that the Staff finds this letter responsive to the Staff’s comments. Should members of the Staff have any questions or comments concerning this letter, please call the undersigned at (614) 901-1410.

Sincerely,

/s/ Jessica K. Ditullio

Jessica K. Ditullio

Assistant Secretary